EX 99.1

Five MFS Municipal Closed-End Funds Announce Intention to Conduct Issuer

Tender Offers for Auction Rate Preferred Shares

BOSTON, MA, (July 6, 2012) — MFS Municipal Income Trust (NYSE: MFM), MFS Investment Grade Municipal Trust (NYSE: CXH), MFS California Municipal Fund (NYSE: CCA), MFS High Income Municipal Trust (NYSE: CXE), and MFS High Yield Municipal Trust (NYSE: CMU) today announced that the Board of Trustees of each fund has authorized each fund to conduct a voluntary tender offer for up to 100% of its outstanding auction rate preferred shares (ARPS) at a price equal to 95% of the ARPS’ per share liquidation preference of $25,000, or $23,750 per share, plus any unpaid dividends accrued through the expiration date of the tender offer. The funds expect to announce additional details, including the timing of the tender offers, as soon as practicable.

Each fund’s tender offer will be conditioned upon there being validly tendered and not withdrawn at least 70% of its outstanding ARPS, the successful private placement of new preferred shares, the ARPS Holders approval of an amendment to each fund’s bylaws to replace Standard & Poor’s with Fitch as a rating agency for the ARPS and certain other conditions as will be set forth in each fund’s offer to purchase and related letter of transmittal. Additional terms of each tender offer will be set forth in the fund’s tender offer materials when they are filed and become available. The new preferred shares, if successfully placed, will allow each fund to replace the leverage currently obtained through tendered ARPS with new preferred shares.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell ARPS of the funds, nor is it a solicitation of any proxy. The funds have not yet commenced any tender offer described in this press release. Upon commencement of a tender offer, the applicable fund will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, a related letter of transmittal and other related documents, and the tender offer documents, when available, will be mailed by each fund to holders of the ARPS. A definitive proxy statement, when available, will be mailed by each fund to holders of ARPS on the record date for the special meeting relating to such fund’s proposed amendment to its bylaws as described above. ARPS holders can obtain the tender offer documents and the definitive proxy statement free of charge when they are filed and become available on the Securities and Exchange Commission’s website at www.sec.gov. In addition, each fund will make available to its ARPS holders, without charge, additional copies of the proxy statement, the offer to purchase and related letter of transmittal for such fund. ARPS holders should read these documents and related exhibits for the applicable fund when they are filed and become available as the documents will contain important information about each fund’s tender offer and proxy solicitation.

MFS manages $267.8 billion in assets as of May 31, 2012. The company traces its origins to 1924 and the creation of America’s first mutual fund.

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Statements made in this release that look forward in time, including the timing and expectations for each tender offer and the related issuance of new preferred shares, involve risks and uncertainties. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in a fund’s performance, a general downturn in the economy, competition from other closed-end investment companies, changes in government policy or regulation, inability of a fund’s investment adviser to attract or retain key employees, inability of a fund to implement its investment strategy, inability of a fund to manage rapid expansion and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations, the inability of a fund to negotiate acceptable terms for the new preferred shares and the other risks identified in each fund’s registration statement on Form N-2 and annual shareholder report on Form N-CSR under the heading “Investment objective, principal investment strategies and risks of the fund.”

This release is not a prospectus, circular or representation intended for use in the purchase or sale of fund shares. Shares of the funds are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Shares of the funds involve investment risk, including possible loss of principal. For more complete information about each fund, including risks, charges, and expenses, please see the fund’s annual and semi annual shareholder report.

The funds are closed-end funds. Common shares of the funds are only available for purchase/sale on the NYSE at the current market price, except MFS California Municipal Fund, which is available for purchase/sale on the NYSE/AMEX at the current market price. Common shares may trade at a discount to NAV.

MFS Investment Management

500 Boylston St., Boston, MA 02116

25466.2

Contacts:

MFS Shareholders or Advisors:

Justin Miller, 800-343-2829, ext. 57702

Warren Antler of AST Fund Solutions, the funds’

proxy solicitor and information agent, at

212-400-2605, wantler@astfundsolutions.com

Media Only:

John Reilly, 617-954-5305, or Dan Flaherty, 617-954-4256